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SEC Mail Processing Section

MAR 05 2019

Washington DC 413

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONINGTON CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 WEST 22ND STREET

(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Forster 646-541-1134

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC

(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, William Forster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STONINGTON CORPORATION, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ ~~See~~ Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

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County of LOS ANGELES

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Los Angeles County
Commission # 2149783
My Comm. Expires Apr 21, 2020

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 1ST (*Date*) day of MARCH (*Month*), 2019 (*Year*), by

(1) WILLIAM D FORSTER

(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

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Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION FILE # 46961 SEC

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Stonington Corporation
342 West 22nd Street
New York NY 10011

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Stonington Corporation (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as the Stonington Corporation's auditor since 2018.

Sugar Land, TX

Stonington Corporation
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2018

ASSETS

CURRENT ASSETS		
Cash	$	16,882.46
Prepaid Expenses		472.00
Total Current Assets		17,354.46
TOTAL ASSETS	$	17,354.46

LIABILITIES and STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Income Tax Payable	$	175.00
Total Current Liabilities		175.00
LONG TERM LIABILITIES		-
Total Liabilities	$	175.00
STOCKHOLDER'S EQUITY		
Capital Stock, no par value 200 shares authorized, 20 shares issued and outstanding	$	20.00
Paid in Excess		449,561.88
Retained Earnings		(432,402.42)
Total Stockholder's Equity		17,179.46
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	17,354.46

The footnotes are an integral part of the financial statements

Stonington Corporation
Financial Statements
Statement of Operations
As of and for the Year-Ended December 31, 2018

Revenues	
Financial Advisory Fees	$ 157,409.75
Investment Income	3.65
Total Revenues	157,413.40
Operating Expenses	
Consulting Fees	167,000.00
Regulatory Fees	2,586.00
Other Expenses	7,925.00
Total Operating Expenses	177,511.00
Operating Income (Loss)	(20,097.60)
State and Local Income tax	$ (826.30)
Net Income (Loss)	$ (20,923.90)

Stonington Corporation

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (20,923.90)
Adjustments to reconcile Net Income	
(Loss) to net Cash provided by	
(used in) operating activities:	
Losses (Gains) on sales of	-
Fixed Assets	
Decrease (increase) in	
Operating Assets:	
Accounts Receivables	1,216.92
Other	(47.00)
Increase (Decrease) in	
Operating Liabilities:	
Accounts Payables	
Accrued Liabilities	
Total Adjustments	1,169.92
Net Cash Provided By (Used in)	
Operating Activities	(19,753.98)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from Sales of Fixed Assets	-
Net Cash Provided By (Used In)	
Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from Sale of Stock	-
Treasury Stock	-
Net Cash Provided By (Used In)	
Financing Activities	-
NET INCREASE (DECREASE) IN CASH	
AND CASH EQUIVALENTS	(19,753.98)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	36,636.44
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 16,882.46

The footnotes are an integral part of the financial statements

Stonington Corporation

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2018

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at December 31, 2017	-	-	20	$ 20.00	20	$ 449,561.88	$ (411,478.52)	$ 38,103.36
Net Income	-	-	-	-	-	-	(20,923.90)	(20,923.90)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-			-	-
Balance at December 31, 2018	-	$ -	20	$ 20.00	20	$ 449,561.88	$ (432,402.42)	$ 17,179.46

The footnotes are an integral part of the financial statements

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Stonington Corporation (the "Company") was incorporated in the state of New York effective June 8, 1995. The Company has adopted a calendar year.

Description of the Business

The Company, located in New York, NY is a broker-dealer firm registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c-3 (k)(2)(i), which provides an exemption because of "Special Account for the benefit of Customers."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable—Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Advisory, consulting and private placement fees are recognized on a contractual basis with the fee stipulated in the contract. Advisory and consulting fees are recognized ratably over the prior period. Private placement fees are recognized when the proceeds of the private placement are received.

Finder's fees are recognized based on the agreement between the Company and the investment manager of a group of funds. The Company is entitled to receive as compensation a portion of the management fee and any incentive allocation earned by the investment manager with respect to persons which the Company introduced to, and subsequently invested in, the fund.

<u>Depreciation</u>

Depreciation is calculated using the straight-line method.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Financial Instruments that are subject to fair value disclosure requirements are carried in the financial statements at the amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

<u>Comprehensive Income</u>

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2018, the Company did not have any components of Comprehensive Income to report.

<u>Concentrations</u>

The Company concentration is in services, and primarily the provision of merger and acquisition advice and acting as an advisor and agent for private placements. The Company receives revenue from finder's fees paid by a fund manager.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and New York State income tax regulations. Under those provisions the Company does not pay federal or state income taxes.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 13c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net Capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OF CONTROL REQUIREMENTS

The Company does not have possession of control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-13-3(k)(2)(i) because the Company does not handle customer funds or securities.

NOTE D – RELATED PARTY TRANSACTIONS

An affiliated entity owned by the stockholder of the Company provides office space, consulting, personnel, and other services for the day-to-day operation of the Company under a master services agreement. The Company was charged and paid $4,000 in fees during the year ended December 31, 2018 related to this agreement, and a consulting fee of $167,000.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which included procedures related to the broker-dealer's SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, it is not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(3)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – COMMITMENTS AND CONTINGENCIES

Stonington Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm a future date.

NOTE G – SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 28, 2019, which is the date the financial statement was available to be issued. Based upon this review, the Company determined that there were no events which took place that would have a material impact on its financial statements.

Stonington Corporation

Supplementary Schedules Required by Rule 17a-5

As of and for the Year-Ended December 31, 2018

Computation of Net Capital		
Total Stockholder's equity		$17,179.46
Allowable equity adjustment		-
Nonallowable Assets		
Cash balance in FINRA Flex account	100.00	
Other Assets	472.00	
Haircuts on Securities Positions	-	
		(572.00)
Net allowable capital		16,607.46

Computation of Basic Net Capital Requirement	
Minimum net capital required as a percentage of aggregate indebtness	$ 11.67
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net Capital requirement	$ 5,000.00
Excess Net Capital	$ 11,607.46
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 175.00
Percentage of Aggregated Indebtedness to Net Capital	1.05%
Computation of Reconciliation of Net Capital	
Computation of Net Capital reported on FOCUS IIA as of December 31, 2017	$ 16,607.46
Adjustments:	
Change in Equity (Adjustments)	-
Change in Non Allowable Assets	-
Change in Allowable Creditss	-
	$ 16,607.46
	-

Stonington Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934

As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule *requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net* capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $16,607 which was $11,607 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.05%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); "Special Account for the Exclusive Benefit of customers" maintained.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

William Forster
Stonington Corporation
342 West 22nd Street
New York, NY 10011

Dear William Forster:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stonington Corporation identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Stonington Corporation stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Stonington Corporation's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonington Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL & COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX
February 28, 2019

a member of the Public Company CPA Alliance | www.thayeroneal.com
101 Parklane Boulevard, Suite 201 | Sugar Land, TX 77478 | T: 281.552.8430 | F: 281.552.8431

Stonington Corporation
342 West 22nd Street
New York, NY 10011

January 21, 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stonington Corporation;

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3;
2. We have met the identified exemption from January 01, 2018 through December 31, 2018, without exception, unless, noted in number 3, below;
3. We have no exceptions to report this fiscal year.

Regards,

William Forster
President
Stonington Corporation